

05039385

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
| Estimated average burden |
| hours per response......12.00 |

# ~n..~AL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-~~42582~~

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__
                                         MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  John Hancock Funds, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

101 Huntington Avenue
                                    (No. and Street)

Boston, Massachusetts 02199
        (City)                          (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Jeffrey H. Long__                                      __(617) 375-6823__
                                                     (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*   MAR 23 2005

__Ernst & Young LLP__
                        (Name – if individual, state last, first, middle name)

__200 Clarendon Street__     Boston              Massachusetts         02116
        (Address)              (City)                (State)             (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, __Jeffrey H. Long_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_John Hancock Funds, LLC_____ , as

of _December 31_____, 2004_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires Apr 14, 2006

_____
Signature

Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITES AND EXCHANGE COMMISION

WASHINGTON D.C.


AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004


JOHN HANCOCK FUNDS, LLC
(Name of Respondent)


101 Huntington Avenue, Boston, Massachusetts  02199
(Address of principal executive office)


Jeffrey H. Long
Controller
John Hancock Funds, LLC
101 Huntington Avenue, 9$^{th}$ Floor
Boston, Massachusetts  02199

(Name and address of person authorized to receive notices and
communication from the Securities and Exchange Commission)

# John Hancock Funds, LLC

## Audited Statement of Financial Condition

### December 31, 2004

## Contents


Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax:     (617) 266-5843
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
John Hancock Funds, LLC

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of John Hancock Funds, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

February 4, 2005

*Ernst & Young LLP*

# John Hancock Funds, LLC

## Statement of Financial Condition

### December 31, 2004
*(In thousands)*

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 56,534 |
| Commissions and distribution fees receivable *(Note 4)* | 1,261 |
| Due from affiliated companies *(Note 4)* | 686 |
| Prepaid expenses | 648 |
| Deferred selling commissions *(Notes 3 and 5)* | 52,674 |
| Intangible asset, net *(Notes 3 and 8)* | 16,900 |
| Investments *(Note 3)* | 15 |
| Furniture and equipment, net *(Notes 3 and 6)* | 30 |
| Other assets | 438 |
| **Total assets** | **$ 129,186** |

**Liabilities and shareholder's equity**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 1,660 |
| Commissions and distribution expenses payable *(Note 4)* | 8,956 |
| Accrued compensation | 5,208 |
| Due to affiliated companies *(Note 4)* | 3,762 |
| Deferred income taxes *(Notes 3 and 7)* | 13,985 |
| Accrued pension cost *(Note 10)* | 7,016 |
| **Total liabilities** | **40,587** |

**Shareholder's equity:**

| | |
|---|---:|
| Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares | 1 |
| Additional paid-in capital | 96,029 |
| Accumulated deficit | (7,431) |
| **Total shareholder's equity** | **88,599** |
| | |
| **Total liabilities and shareholder's equity** | **$ 129,186** |

*See accompanying notes.*

John Hancock Funds, LLC

Notes to Statement of Financial Condition

December 31, 2004

## 1. Corporate Organization

John Hancock Funds, LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, LLC. (Advisers). On February 1, 2002 John Hancock Funds, LLC became a limited liability company. Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, LLC (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is, in turn, a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock).

The Company serves as wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

## 2. Change of Control

Effective April 28, 2004, Manulife Financial Corporation (Manulife) acquired all of the outstanding common shares of John Hancock (the indirect parent of the Company) that were not already beneficially owned by Manulife as general fund assets and John Hancock became a wholly owned subsidiary of Manulife.

The Acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Under the purchase method of accounting, the assets acquired and liabilities assumed were recorded at estimated fair value at the date of Acquisition. John Hancock and the Company are in the process of completing the valuations of a portion of the assets acquired and liabilities assumed; thus, the allocation of the purchase price is subject to refinement.

Intangible assets, representing the estimated value of the Company's distribution networks of $16.9 million were recognized as a result of Manulife's acquisition of John Hancock.

## 3. Summary of Significant Accounting Policies

### Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

### Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

### Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for Class B Fund sales, which also carry a contingent deferred sales charge (CDSC). These selling commissions are recorded as deferred selling commissions and amortized on a straight-line basis over periods not exceeding six years, intending to approximate the period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds.

### Investments

Investments are carried at cost, which approximates fair market value. Dividends and interest are recorded on the accrual basis.

### Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

## 3. Summary of Significant Accounting Policies (continued)

### Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The income tax benefit is the estimated amount that will be received by the Company from Subsidiaries based upon its tax-sharing agreement.

### Intangible Asset

The intangible asset representing the estimated value of the Company's distribution network has been recorded at it's fair market value and is considered to have a definite life. The intangible asset will be amortized over 28 years.

## 4. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

### Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to John Hancock and to registered representatives of Signator Investors, Inc. (Signator), an indirect, wholly-owned subsidiary of John Hancock.

### Rule 12b-1 Distribution Plans

The Company has entered into Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended, which are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's distribution expenses incurred on behalf of each Fund. Commissions and distribution fees receivable at December 31, 2004 includes $1,058,000 of 12b-1 service fee revenue due from the Funds.

## 4. Related-Party Matters (continued)

### Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement (the DPS Agreement) with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. Commissions and distribution expenses payable at December 31, 2004 includes $682,000 of combined selling commissions and Rule 12b-1 service fees due to Signator.

### Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2004 represents certain expenses paid by the Company on behalf of The Patriot Group, Inc. (Patriot), Sovereign Asset Management Corp. (SAMCO), Transamerica Fund Management Company, (TFMC) and Transamerica Fund Distributors, Inc. (TFD). The remainder in 2004 represents amounts due from John Hancock for commissions on life insurance products.

Due to affiliated companies at December 31, 2004 represents certain expenses paid on behalf of the Company by John Hancock, Signator, Advisers and John Hancock Advisers International Limited (International Ireland) on behalf of the Company.

### Other Related-Party Matters

The Company received approximately $1,319,000 in federal tax refunds from Subsidiaries and Advisers in 2004. The Company did not pay any state taxes to Subsidiaries and Advisers in 2004.

The Company has entered into an operating lease with Advisers for office space. Minimum payments required under the lease is as follows (in thousands):

|  |  | Office Space |
|---|---|---|
| Year ending December 31, | 2005 | $ 2,012 |
|  | 2006 | 2,012 |
|  | 2007 | 2,012 |
|  | 2008 | 2,012 |
|  | 2009 | 2,012 |
|  | Thereafter | 6,036 |
|  |  | $ 16,096 |

The Company pays rent to Advisers based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by the Berkeley Group.

## 4. Related-Party Matters (continued)

### Other Related-Party Matters (continued)

John Hancock pays certain expenses of the Company directly and is reimbursed for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage.

The Company maintains cash deposits at First Signature Bank, which is a wholly-owned subsidiary of John Hancock. The total on deposit at First Signature Bank amounted to $3,686,000 at December 31, 2004. These balances are included in cash and cash equivalents.

As more fully described in Note 10, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit postretirement plan sponsored by John Hancock. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by the Berkeley Group.

Certain directors and officers of the Company are officers, directors and/or Trustees of Advisers, Signator, Signature Services, SAM Co., NM Capital, the Berkeley Group, the Funds and/or officers of John Hancock and Manulife.

## 5. Deferred Selling Commissions

The deferred selling commissions are as follows:

|  | 2004 |
|---|---|
|  | *(In thousands)* |
| Balance at January 1 | $ 68,501 |
| Additions | 11,684 |
| Amortization | (27,511) |
| Balance at December 31 | $ 52,674 |

## 6. Furniture and Equipment

Furniture and equipment is comprised of the following:

|  | 2004 |
|---|---|
|  | *(In thousands)* |
| Office equipment and computer software | $ 5,920 |
| Furniture and fixtures | 332 |
|  | 6,252 |
| Less accumulated depreciation and amortization | (6,222) |
|  | $ 30 |

## 7. Income Taxes

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows:

|  | 2004 |
|---|---|
|  | *(In thousands)* |
| Deferred tax liabilities: |  |
| Deferred selling commissions | $ 11,085 |
| Acquired acquisition costs | 6,025 |
| Total deferred tax liabilities | 17,110 |
|  |  |
| Deferred tax assets: |  |
| Book over tax depreciation | 15 |
| Pension obligation | 2,526 |
| OPEB obligation | 361 |
| Long-term incentive program | 223 |
| Total deferred tax assets | 3,125 |
| Net deferred tax liabilities | $ 13,985 |

## 8. Other Intangible Assets

The Company recorded an intangible asset for its distribution networks in the amount of $16,900,000 which resulted from Manulife's acquisition of John Hancock. Distribution networks are values assigned to the Company's networks of sales agents and producers responsible for procuring business. It has been determined that the intangible asset has a definite life estimated to be 28 years and accordingly will be amortized over that period.

Amortizable intangible assets will be tested only in response to any events which suggest that these assets may be impaired. The Company's intangible assets will be evaluated by comparing their fair values to their current carrying values whenever they are tested. Impairments will be recorded whenever an asset's fair value is deemed to be less than its carrying value.

## 9. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital, as defined, of $25,953,000. The minimum net capital requirement at December 31, 2004 was $1,773,000. The Company's net capital ratio was 1.03 to 1 at December 31, 2004, whereas the maximum allowable ratio was 15 to 1.

## 10. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002 the Plan was converted to a cash balance plan. At December 31, 2004 net accrued pension costs of $1,090,000 are included in the statement of financial condition. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in John Hancock's non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by federal tax law and the Plan sponsored by John Hancock. Accrued pension costs related to the Non-Qualified Plan of $5,926,000 at December 31, 2004, are included in the statement of financial condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. Accrued post-retirement benefit costs of $704,000 at December 31, 2004 are included in the statement of financial condition. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of The John Hancock Funds Companies, sponsored by the Berkeley Group. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2004.

The Company offers postemployment benefits related to severance, disability, life insurance and health care to be paid for inactive employees. A liability of $200,000 net of income taxes of $110,000 was recognized in the financial statements for the year ended December 31, 2004.

The Company established a deferred compensation plan whereby eligible employees can elect to defer compensation amounts to supplement other retirement benefits provided by the Company's other retirement plans. The plan is non-qualified and is for highly compensated employees. Compensation amounts deferred are segregated in a Rabbi Trust (the "Trust"). The assets of the Trust are considered restricted assets of the Company.

## 10. Employee Benefit Plans (continued)

The Trust is funded solely by participants' deferred compensation, not by the Company. The Trust assets, included in other assets in the statement of financial condition, amounted to $69,000 at December 31, 2004.

Through April 28, 2004, certain employees of the Company also participate in the John Hancock 1999 Long-term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife all unvested stock options as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger the Company continues to incur compensation expense related to stock compensation issued by Manulife.

## 11. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

## 12. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows (in thousands):

|  |  | Office Space |
|---|---|---|
| Year ending December 31, | 2005 | $ 57 |
|  | 2006 | 22 |
|  | 2007 | 6 |
|  |  | $ 85 |